Exhibit 99.9

Intermap Technologies Files Prospectus Supplement

The prospectus supplement, the corresponding base shelf prospectus and any amendment to the documents are accessible through SEDAR+

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

DENVER, Sept. 24, 2025 — Intermap Technologies Corporation (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, announced today that it has filed a prospectus supplement (the “Prospectus Supplement”) to its short form base shelf prospectus dated September 15, 2025 (the “Base Shelf Prospectus”) with respect to its previously announced bought deal public offering of 8,334,000 Class A common shares (the “Common Shares”) at a price of $3.00 per Common Share, for aggregate gross proceeds to the Company of $25,002,000 (the “Offering”).

The Prospectus Supplement has been filed in each of the provinces of Canada (other than Québec) pursuant to National Instrument 44-102 – Shelf Distributions. The Common Shares are being qualified for distribution in each of the provinces of Canada (other than Québec) pursuant to the Prospectus Supplement and in the United States on a private placement basis to “Qualified Institutional Buyers” (as defined in Rule 144A under the United States Securities Act of 1933, as amended (the “1933 Act”)) pursuant to Rule 144A of the 1933 Act and in compliance with applicable state securities laws.

The Offering is being underwritten by a syndicate of underwriters led by Stifel Nicolaus Canada Inc., and including Canaccord Genuity Corp. and Beacon Securities Limited (collectively, the “Underwriters”).

The Company has granted the Underwriters an over-allotment option, exercisable in whole or in part at any time up to 30 days after the closing date of the Offering, to purchase up to an additional 1,250,100 Common Shares, to cover over-allotments, if any, and for market stabilization purposes (the “Over-Allotment Option”). In the event that the Over-Allotment Option is exercised in its entirety, the aggregate gross proceeds of the Offering will be $28,752,300. The Offering is scheduled to close on or about September 29, 2025, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the conditional approval of the Toronto Stock Exchange (“TSX”).

The Company intends to use the net proceeds of the Offering for working capital and general corporate purposes, as more particularly described in the Prospectus Supplement.

Access to the Prospectus Supplement, the corresponding Base Shelf Prospectus and any amendment to the documents is provided in accordance with securities legislation relating to procedures for providing access to a prospectus supplement, a base shelf prospectus and any amendment thereto. The Prospectus Supplement and the corresponding Base Shelf Prospectus are, and any amendment thereto, if any, will be, within two business days, accessible on SEDAR+ at www.sedarplus.ca.

An electronic or paper copy of the Prospectus Supplement, the corresponding Base Shelf Prospectus and any amendment to the documents may be obtained, without charge, from the Company, at 385 Inverness Pkwy, Suite 105, Englewood, CO 80112 USA, by telephone at +1 (303) 708-0955 or by e-mail at CFO@intermap.com, by providing the contact with an email address or address, as applicable.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the Common Shares, in any jurisdiction in which such offer, solicitation or sale would be unlawful, including in the United States of America. Such securities have not been and will not be registered under the 1933 Act or any state securities laws and may not be offered or sold within the United States or to, or for account or benefit of, U.S. Persons (as defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration requirements is available.

Intermap Reader Advisory

Certain information provided in this news release, including references to the quantum of the Offering, the exercise of the Over -Allotment Option, obtaining all necessary regulatory approvals, including the acceptance of the Offering by the TSX and the timing thereof, the expectation that the Offering will close and the anticipated timing thereof and the intended use of proceeds in the Offering in connection therewith, constitute “forward-looking information” within the meaning of applicable securities laws. The words “should”, “will” or “may” and similar expressions are intended to identify such forward-looking information. Such forward-looking information requires Intermap to make assumptions about future actions, events or circumstances that may not materialize or that may prove to be inaccurate. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQB: ITMSF) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:

Jennifer Bakken

Executive Vice President and CFO

CFO@intermap.com

+1 (303) 708-0955

Sean Peasgood

Investor Relations

Sean@SophicCapital.com

+1 (647) 260-9266